

June 11, 2012

Via E-mail
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

> **Re:** **Kwest Investment International Ltd.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 29, 2012**
> **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 5

1. We note the table on page 5 on 49 regarding related party transactions. Please revise pages 5 and 49 to reflect the management fee income that is noted on page F-11 or advise. In addition, please revise to clarify the heading of the fifth column.

2. With respect to the table on page 5 and 49, we note that the 'Total Amount Owed to Related Party by Company for the Period Ended January 31, 2012' column indicates that $702,354 is due to BC Company. However, this amount does not appear to equal the amount due to related party for the period ended January 31, 2012 pursuant to the

financial statements, including Note 5 on page F-24. Please advise or revise pages 5 and 49 accordingly.

Consolidated Financial Statements, page 35

3.   Please note on the face of your audited financial statements for fiscal year ended April 30, 2011 that such amounts are stated in Canadian dollars, similar to the disclosures within your unaudited financial statements for the period ended January 31, 2012.

Consolidated Balance Sheets, page F-2

4.   Please tell us why you have not presented any outstanding preferred shares given the disclosed issuance of the preferred shares in January and February of 2011. In addition, please clarify and revise your financial statements to consistently present the $660 dividends paid, as it appears that you present this amount as dividends on preference shares and a dividend to attributable to noncontrolling interest.

Consolidated Statements of Operations, page F-3

5.   We note the change to your Net income (loss) available to equity holders for the fiscal year ended April 30, 2011. Please revise to ensure that your statements are properly computed.

Note 4 – Related Party Transactions and Balances, page F-10

6.   We note your response to prior comment 6. Based on your response, although Mr. Lo has significant control over your daily activities, given his 4% interest in your company, we are unable to agree with your conclusion that the land sale between KWest and 0829436 BC Ltd. was conducted by entities under common control. Please amend your filing to account for this acquisition pursuant to ASC 805. In addition, please tell us how you plan to amend, including the impact to the deferred gain initially recorded at $923,906.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 36

Liquidity and Financial Condition for the Years ended April 30, 2011 and 2010, page 36

7.   Certain cash flow amounts do not agree to your audited financial statements. Please revise, ensuring all amounts within your entire prospectus agree to the financial statements provided. We note similar issues with your disclosure of Net Operating Income (Loss) on page 38; such line item is not provided in your consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Konrad Malik, Esq.